02041199

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 2, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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CRGH

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

FREE TRANSLATION
FOR IMMEDIATE RELEASE

July 2, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: Information art. 23-Listing Regulations

I am writing you as President of **Telecom Argentina STET-France Telecom S.A.** to inform that on June 28, 2002, the Company sold its stock participation (30%) that it held in Agroconnection Inc. to the other shareholders of the latter. The sale was made for an amount of one hundred fifty thousand Argentine Pesos ($ 150,000), of which one thousand Argentine Pesos ($ 1,000) have been received, and the rest will be paid by the buyers through a credit in advertising in the web-site owned by Agro Connection S.A.

Sincerely.

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: July 2, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente